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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 38016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 South Boston, Suite 825
(No. and Street)

Tulsa	OK	74103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Smith (918)587-4467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jay and Associates
(Name – *if individual, state last, first, middle name*)

P.O. Box 54550	Tulsa	OK	74155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith C. Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
LORI A. SMITH
TULSA County
Commission # 02000615
Comm. Exp. 1-11-2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MINSHALL & COMPANY, INC.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION

Years Ended December 31, 2003 and 2002

With

Report of Certified Public Accountants

CONTENTS

Jay & ASSOCIATES, P.C.
Certified Public Accountants
4312 East 51st Street
P.O. Box 54550
Tulsa, Oklahoma 74155
(918) 492-0106
FAX (918) 496-8133
E-mail: jaycpas@jay-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Minshall & Company, Inc.

We have audited the accompanying statements of financial condition of Minshall & Company, Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.) as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Jay & Associates, P.C.

February 10, 2004

MINSHALL & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 178,589	$ 282,304
Marketable securities, at market value (Note 2)	2,760	2,100
Accounts receivable	6,667	10,616
Prepaid expenses	10,633	9,831
Equipment (net of accumulated depreciation of $26,195 in 2002)	-	6,572
Deferred income taxes (Note 4)	3,100	-
Deposits	1,128	890
	$ 202,877	$ 312,313
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 1,118	$ 741
Accrued expenses	3,500	3,500
Due to Parent Co.	4,797	17,983
Deferred income taxes (Note 4)	-	2,500
Total liabilities	9,415	24,724
Stockholder's equity (Note 3):		
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1	1
Additional paid-in capital	115,608	115,608
Retained earnings	77,853	171,980
	193,462	287,589
	$ 202,877	$ 312,313

See accompanying notes and auditor's report.

MINSHALL & COMPANY, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
Operating revenues:		
Commissions	$ 112,227	$ 171,690
Interest and dividends	52,214	60,842
Other	25,501	32,339
Net gain (loss) on disposition of fixed assets	(2,053)	-
Net gain (loss) on marketable securities:		
Realized	(2,751)	(583)
Unrealized	660	-
	185,798	264,288
Operating costs and expenses:		
Compensation	7,528	15,262
Payroll taxes	259	965
Office supplies and expenses	51,130	60,759
Professional fees	3,500	3,500
Administrative fee	48,000	48,000
Dues and subscriptions	5,376	4,668
Depreciation	4,519	5,159
Licenses and permits	3,745	9,817
Other	19,868	4,521
	143,925	152,651
Income before income taxes	41,873	111,637
Provision for income taxes (Note 4)	6,000	30,600
Net income	$ 35,873	$ 81,037

See accompanying notes and auditor's report.

MINSHALL & COMPANY, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2001	1	115,608	190,943	306,552
Net income	-	-	81,037	81,037
Dividends	-	-	(100,000)	(100,000)
Balance, December 31, 2002	$ 1	$ 115,608	$ 171,980	$ 287,589
Net income	-	-	35,873	35,873
Dividends	-	-	(130,000)	(130,000)
Balance, December 31, 2003	$ 1	$ 115,608	$ 77,853	$ 193,462

See accompanying notes and auditor's report.

MINSHALL & COMPANY, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

		2003		2002
Cash flows from operating activities:				
Net income	$	35,873	$	81,037
Adjustments to reconcile net income				
to cash provided by operating activities:				
Depreciation		4,519		5,159
Deferred income taxes		(5,600)		(1,400)
Net (gain) loss on disposition of fixed assets		2,053		-
Net (gain) loss on marketable securities		2,091		583
Changes in operating assets and liabilities:				
Accounts receivable		3,949		3,640
Prepaid expenses and deposits		(802)		(495)
Accounts payable		(12,809)		(877)
Deposits		(238)		962
Net cash provided by operating activities		29,036		88,609
Cash flows from investing activities:				
Purchase of marketable securities		(394,606)		(400,684)
Proceeds from sales of marketable securities		391,855		401,402
Net cash provided by (used in) investing activities		(2,751)		718
Cash flows from financing activities:				
Dividends paid		(130,000)		(100,000)
Net cash used in financing activities		(130,000)		(100,000)
Net increase (decrease) in cash		(103,715)		(10,673)
Cash, beginning of year		282,304		292,977
Cash, end of year	$	178,589	$	282,304
Supplemental disclosures of cash flow information:				
Taxes paid (net of refunds)	$	5,100	$	13,900

See accompanying notes and auditor's report.

MINSHALL & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2003 and 2002

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2003 and 2002.

See accompanying notes and auditor's report.

Note 1 - Summary of Significant Accounting Policies

Business

Minshall & Company, Inc. (the "Company") was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Oklahoma Securities Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. and is engaged primarily in brokerage and investment banking activities.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Marketable securities

Marketable securities are carried at market value. Realized gains and losses on dispositions of marketable securities are computed based on the difference between net proceeds and the cost basis of the securities sold. Realized and unrealized gains and losses are recorded as income.

Interest and dividends from marketable securities are included in income when earned.

Equipment

Equipment is depreciated over the estimated useful life of each asset. Annual depreciation is computed primarily using the straight-line method.

Revenue recognition

Customer securities transactions and related commission income and expense are recorded on a trade date basis. Investment banking revenues are recorded at the time the related transaction is completed and the income is reasonably determinable.

Note 1 - Summary of Significant Accounting Policies (Cont'd)

Income taxes

The Company files consolidated tax returns with its parent, Capital Advisors, Inc. The Company computes its income tax provision based upon a tax allocation agreement with Capital Advisors, Inc., which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from Capital Advisors, Inc. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

Note 2 - Marketable Securities

Marketable securities owned consist of the following:

	2003		2002	
	Market Value	Cost	Market Value	Cost
Corporate Stocks	$ -	$ -	$ -	$ -
Other	2,760	2,100	2,100	2,100
	$ 2,760	$ 2,100	$ 2,100	$ 2,100

Aggregate portfolios of marketable securities at year-end were:

	2003	2002
Market value	$ 2,760	$ 2,100
Cost	2,100	2,100
Net unrealized gains (losses)	$ 660	$ -

Note 3 – Stockholder's Equity and Restrictions

The Company is required by Oklahoma securities regulations and the National Association of Securities Dealers, Inc. to maintain a minimum net worth (as defined) of $10,000 and $100,000, respectively. Additionally, in April 1995, the Company entered into an agreement with Bear, Stearns Securities Corporation ("Bear Stearns"), whereby Bear Stearns carries the cash and security accounts of the Company's customers and clears transactions on such accounts. The Bear Stearns agreement requires the Company to maintain a net worth of not less than $150,000. At December 31, 2003 and 2002, the Company's qualified net worth was in excess of these required minimums.

Note 4 - Income Taxes

The provision for income taxes consists of:

	2003	2002
Taxes currently payable	$ 11,600	$ 32,000
Deferred income taxes	(5,600)	(1,400)
	$ 6,000	$ 30,600

The tax effect of temporary differences related to deferred income taxes shown on the December 31, 2003 balance sheet result primarily from tax differences in treatment for unrealized gains and charitable contributions for 2003. Temporary differences related to deferred taxes shown on the December 31, 2002 balance sheet result primarily from the use of accelerated methods of depreciation for equipment as allowed under income tax laws.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2003	2002
Computed at the statutory rate	$ 8,323	$ 26,788
Increase in taxes resulting from state income taxes - net of federal tax benefit	2,112	4,290
Other	(4,435)	(478)
	$ 6,000	$ 30,600

Note 5 - Related Party Transactions

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

During 2003 and 2002, the Company paid its parent (Capital Advisors, Inc.) an administrative fee of $48,000 in each of the two years. In addition, the Company received approximately $16,100 and $15,600 in commission fees from Capital Advisors, Inc., its shareholders and other related entities during 2003 and 2002, respectively.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers without longstanding relationships with the Company to pay for security purchases at the time orders are placed, or maintain collateral with the clearing broker in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

Jay & Associates, P.C.
Certified Public Accountants
4312 East 51st Street
P.O. Box 54550
Tulsa, Oklahoma 74155
(918) 492-0106
FAX (918) 496-8133
E-mail: jaycpas@jay-cpa.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Minshall & Company, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The nature of our audit procedures is more fully described in our report on the basic financial statements. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Jay + Associates, P.C.

February 10, 2004

MINSHALL & COMPANY, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Total stockholder's equity	$ 193,462
Total nonallowable assets	(80,538)
Add other allowable credit-deferred income taxes receivable	(3,100)
Net capital before haircut on security positions	109,824
Haircut on securities	-
Net capital	109,824
Minimum dollar net capital requirement	(100,000)
Excess Net Capital	$ 9,824
Total Aggregate Indebtedness	$ 9,415
Percentage of Aggregate Indebtedness to Net Capital	8.60%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):

Excess net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 9,541
Audit adjustment for change in expense item	283
Excess Net Capital Per Above	$ 9,824
Total aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$ 9,698
Audit adjustment for change in expense item	(283)
Total Aggregate Indebtedness Per Above	$ 9,415

MINSHALL & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
As of December 31, 2003

Minshall & Company, Inc. clears all transactions on a fully disclosed basis through a clearing broker and does not hold customer funds or securities, and therefore is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Jay & ASSOCIATES, P.C.
Certified Public Accountants
4312 East 51st Street
P.O. Box 54550
Tulsa, Oklahoma 74155
(918) 492-0106
FAX (918) 496-8133
E-mail: jaycpas@jay-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Minshall & Company, Inc.

In planning and performing our audit of the financial statements of Minshall & Company, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal-control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Jay + Associates, P.C.

February 10, 2004